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                            March 18, 2021

       Luis Merchan
       Chief Executive Officer
       Flora Growth Corp.
       65 Queen Street West, Suite 900
       Toronto, Ontario M5H 2M5

                                                        Re: Flora Growth Corp.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed March 3, 2021
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed March 11,
2021
                                                            File No. 333-252996

       Dear Mr. Merchan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1

       Selling Shareholders, page 134

   1. Please revise to disclose how the selling shareholders acquired the common shares being registered for resale.
       Amendment No. 2 to Registration Statement on Form F-1

       Item 8. Exhibits, page 145

   2. Please have counsel revise the legality opinion to opine as to whether the common shares being registered for
resale are validly issued, fully paid and non-assessable.
 Luis Merchan
Flora Growth Corp.
March 18, 2021
Page 2

       You may contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                        Sincerely,
FirstName LastNameLuis Merchan
                                                        Division of Corporation
Finance
Comapany NameFlora Growth Corp.
                                                        Office of Life Sciences
March 18, 2021 Page 2
cc:       Rebecca G. DiStefano, Esq.
FirstName LastName